EX 8.00

           Tax Matters.

                All tax returns required to be filed by or on behalf of the Company with any governmental body with respect to any taxable period (the "Company Returns") (i) have been filed before the applicable due date (including any extensions of such due date), and (ii) have been, or will be when filed, accurately and completely prepared in all material respects in compliance with all applicable legal requirements. All amounts shown on the Company returns to be due on or before the closing date have been paid.

                No Company return relating to income taxes has ever been examined or audited by any governmental body. No claim or proceeding is pending or has been threatened against or with respect to the Company in respect of any tax and no notice of deficiency or similar document has been received by the Company with respect to any tax. There are no liens for taxes upon any of the assets of the Company except liens for current taxes not yet due and payable. The Company has not entered into or become bound by any agreement or consent with any governmental body relating to taxes and the Company is not, and has never been, a party to or bound by any tax indemnity agreement, tax sharing agreement, tax allocation agreement or similar contract. The Company has properly withheld all amounts required to be withheld for its employees for all federal, state and local tax purposes.

      "Tax" shall mean any tax (including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax or payroll tax), levy, assessment, tariff, duty (including any customs duty), deficiency or fee, and any related charge or amount (including any fine, penalty or interest), imposed, assessed or collected by or under the authority of any Governmental Body; and

      "Tax Return" shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment.


      Income Taxes
 ----------------------------------------------------------------------------
 The provision for income taxes differs from the amount of income tax determined by applying the U.S. statutory federal income tax rate of 34% to income before income taxes as a result of the following:

                                                  Year Ended December 31
                                                   2000      1999       1998
                                                      %         %          %

 Federal Income taxes at statutory rate            34.0      34.0       34.0
 Benefit of federal graduated rates               (18.4)       --         --
 State income taxes, net of federal benefit         4.8       2.5        2.5
 Income taxed at a partner/shareholder level         --     (34.0)     (34.0)
 Nondeductible items and other                     (5.9)     (0.5)      (1.2)
                                                   ----      ----       ----
                                                   14.5       2.0        1.3
                                                   ----      ----       ----